Exhibit 99.1

Board Meeting Approved a Resolution for New Shares Issuance

1.Date of the board of directors resolution: 2008/03/17
2.Source of capital increase funds: Undistributed retained earnings from 2007 and before and capital reserve
3.Number of shares issued: 677,575,383 shares (including employee bonus shares)
4.Par value per share: NT$10
5.Total monetary amount of the issue: NT$6,775,753,830 (NT$4,628,772,490 from capital reserve)
6.Issue price: Not applicable
7.Number of shares subscribed by or allotted to employees: 114,616,567 shares for employee bonus
8.Number of shares publicly sold: Not applicable
9.Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: Each common share holder will be entitled to receive 45 shares in total for each 1,000 shares owned.
10.Method of handling fractional shares and shares unsubscribed by the deadline:if received shares include any fractional shares which are less than one share, shareholders may arrange fractional shares to form one full share and register within 5 days of the record date. Otherwise cash will be paid in the amount calculated at par value and Chairman will be authorized to arrange designated parties to purchase fractional shares.
11.Rights and obligations of the newly issued shares: same as oridnary shares
12.Utilization of the funds from the capital increase: for production capacity expansion
13.Any other matters that need to be specified: None.

Exhibit 99.2

Board Meeting’s Resolution on Retained Earning Distribution

1.Date of the board of directors resolution: 2008/03/17
2.Type and monetary amount of dividend distribution:

Cash dividends of NT$9,382,646,949(approximately NT$0.75 per share);

Stock dividends of NT$1,000,815,670(approximately NT$0.08 per share);

3.Any other matters that need to be specified:

(1) Propose to capitalize capital reserve, common shareholders will receive 37 shares for each 1,000 shares.

(2) Propose to distribute employee stock bonus NT$1,146,165,670 and cash bonus NT$286,541,418; bonus to directors & supervisors is NT$11,246,239.

Exhibit 99.3

Board’s Resolution to Convene Annual General Meeting (AGM)

1.Date of the board of directors resolution: 2008/03/17
2.Date for convening the shareholders’ meeting: 2008/06/13
3.Location for convening the shareholders’ meeting: UMC Recreation Center in Hsinchu Science Park
4.Cause or subjects for convening the meeting:

1) Reporting items

1.2007 business report

2.Supervisor’s report of 2007 audited financial report

3.Acquisition or disposal of assets with related parties in 2007

4.Investment of mainland Chinese company

5.Amendment of the Company’s Employee Stock Option Plan

6.Amendment of the Company’s Procedure of Transfer Repurchased Shares to Employees Phase IX and Phase XI

7.Amendment of the Company’s “Rules for the Conduct of Board Meeting”

2) Approving items

1.To accept the Company’s 2007 business report and financial statement

2.To approve the Company’s 2007 retained earnings distribution

3) Discussion items

1.To approve the capitalization of earnings and capital reserve

2.To amend the Company’s “Acquisition or Disposal of Assets Procedure”

3.To amend the Company’s “Financial Derivatives Transaction Procedure”

4.To amend the Company’s Articles of Incorporation

5.Book closure starting and ending dates: 2008/04/15~2008/06/13
6.Any other matters that need to be specified: None

Exhibit 99.4

Important Resolutions from 10th term 11th Board Meeting

1.Date of occurrence of the event: 2008/03/17
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4.Reciprocal shareholding ratios: N/A
5.Cause of occurrence:

The board meeting has approved important resolutions as the followings:

(1) Approved 2007 Business Report and Financial Statements.

The Company’s revenue for 2007 was NT$106,771 million and net income after tax was NT$16,962 million, with EPS of NT$1.09.

(2) Proposed Dividend Distribution and Employee Bonus.

(3) Approved amendment of the Company’s Articles of Incorporation and establishment of audit committee under the Securities and Exchange Act.

(4) Approved 15% of net income (before the effect of employee’s bonus expense) as the ratio to book employee’s bonus expense.

(5) The 2008 Annual General Meeting will be held at 9:00 AM, on Friday, June 13, 2008 at the UMC Recreation Center in Hsinchu Science Park.

6.Countermeasures: None
7.Any other matters that need to be specified: None